

July 8, 2010

Mr. Alan D. Gold
Chief Executive Officer
BioMed Realty Trust, Inc.
17190 Bernardo Center Drive
San Diego, CA 92128

      RE: **BioMed Realty Trust, Inc.**
                Form 10-K for the Fiscal Year Ended ended December 31, 2009
                Filed February 12, 2010
                Proxy Statement on Schedule 14A
                Filed April 13, 2010
                File No. 1-32261

Dear Mr. Gold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Factors Which May Influence Future Operations, page 33

1. Your disclosure on page 34 indicates that you believe that it is possible that the fair-value of some of your properties have declined below their respective carrying values but that it would be unusual for undiscounted cash flows to be insufficient to recover the property's carrying value. Please clarify to us whether you have determined that indicators of impairment exist for any of your properties and if so what specific testing for impairment you have performed, the date such testing was performed, and the results of that testing.

Item 8. Financial Statements and Supplementary Data, page 57

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 66

Allowance for Doubtful Accounts, page 72

2. Tell us and include in future filings your accounting policy related to the allowance.

Assets and Liabilities Measured at Fair-Value, page 72

3. With reference to the penultimate paragraph on page 73, tell us the dollar amount of
    investments that are valued in part on level 3 inputs but classified as Level 1. Further
    explain to us the basis for the conclusion that the impact of the use of the Level 3 inputs
    was not significant.

Proxy Statement on Schedule 14A filed April 13, 2010

Executive Compensation and Other Information, page 14

4. In your disclosure of director and executive compensation, you state that the fair value of
    stock awards has been computed in accordance with FASB 123R. Since the FASB
    Accounting Standards Codification became effective on July 1, 2009, in future filings,
    please revise any references to accounting standards to reference the codification.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3780 with any questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at (202) 551-3404 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant